NO ACT

PE
12-14-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



January 18, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-18-11

Re: General Electric Company
Incoming letter dated December 14, 2010

Dear Mr. Mueller:

This is in response to your letter dated December 14, 2010 concerning the shareholder proposal submitted to GE by David Ridenour. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: David Ridenour

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 14, 2010

The proposal requests a report on GE's process for identifying and prioritizing legislative and regulatory public policy advocacy activities that may include information specified in the proposal.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on GE's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

December 14, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowners Proposal of David Ridenour
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from David Ridenour (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

Resolved: The shareholders request the board of directors, at reasonable cost and excluding confidential information, report to shareholders by November 1, 2011 on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities.

The report may:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Describe the process by which the Company enters into alliances, associations, coalitions and trade associations for the purpose of affecting public policy;

3. Describe the process by which the Company evaluates the reputational impact of its public policy advocacy positions;

4. Identify and describe public policy issues of interest to the Company; [and]

5. Prioritize the issues by importance to creating shareholder value.

The Proposal also includes a supporting statement that explains the Proponent's basis for submitting the Proposal. While the Proposal addresses the Company's lobbying activities generally, the supporting statement focuses primarily on the Company's support of specific policies, most notably, cap-and-trade legislation. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations (involving the Company in the political or legislative process relating to specific legislative initiatives).

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of a proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). When determining whether a proposal requesting the preparation of a report is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report . . . involves a matter of ordinary business." *See* Exchange Act Release No. 20091 (Aug. 16, 1983).

A. The Proposal Seeks to Micro-Manage the Company's Involvement in Specific Legislative Initiatives.

We believe that the Proposal impermissibly relates to the Company's ordinary business operations because the Proposal's thrust and focus concerns the Company's support of specific legislative initiatives and not the Company's corporate political spending generally. As discussed below, the Staff consistently has concurred that shareowner proposals that – similar to the Proposal – attempt to micromanage a company by attempting to dictate their lobbying activities and participation in public policy debates with respect to specific legislative initiatives are excludible under Rule 14a-8(i)(7).

When assessing proposals under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. *See, e.g.*, Staff Legal Bulletin No. 14C, part D.2. (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole.") As a result, regardless of whether the "resolved" clause in a proposal implicates ordinary business matters, the proposal is excludable when the supporting statement has the effect of transforming the vote on the proposal into a vote on an ordinary business matter. For example, in *General Electric Co. (St. Joseph Health System and the Sisters of St. Francis of Philadelphia)* (avail. Jan. 10, 2005), the Staff concurred in the exclusion of a proposal where the "resolved" clause related to the company's executive compensation policy (an issue the Staff has determined raises significant policy considerations) because the supporting statement primarily addressed the issue of the depiction of smoking in motion pictures. In concurring that the proposal could be excluded under Rule 14a-8(i)(7), the Staff stated that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." Likewise in *Corrections Corporation of America* (avail. Mar. 15, 2006), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(7) where the "resolved" clause addressed a particular executive compensation policy but the thrust and focus of the supporting statement related to general compensation matters.

The Proposal's supporting statement makes clear that the Proposal's thrust and focus is a specific legislative initiative: cap-and-trade legislation. In fact, five out of the eleven paragraphs of the supporting statement deal specifically with cap-and-trade legislation. For example, the Proposal's supporting statement states:

- "CEO Jeff Immelt is closely associated with President Obama and his policy agenda. Mr. Immelt serves on the President's Economic Recovery Advisory Board and [the Company] has supported some of the President's policy agenda, including cap-and-trade legislation and the $787 billion stimulus plan."

- "Mr. Immelt has engaged in a high-profile lobbying efforts to promote global warming-related cap-and-trade legislation by testifying in Congress, by participating in the United States Climate Action Partnership and conducting media interviews."

- "The [C]ompany's support of cap-and-trade is partially responsible for passage of the Waxman-Markey climate change legislation in the House of Representatives."

- "Cap-and-trade legislation is controversial and its unpopularity influenced the outcome of Congressional races in 2010."

- "[The Company's] position on cap-and-trade, Congressional earmarks and the controversial stimulus package may put the Company on a collision course with 'Tea Party' activists – a significant political and social movement opposed to the growth of government that is well-regarded by many Members of Congress."

An examination of the Proponent's statements to the media, in his capacity as Vice President of the National Center for Public Policy Research (the "NCPPR"), confirms the underlying intent of the Proposal. Most notably, the Proponent's September 22, 2009 online article titled "The Best Health Reform May Be to Kill Cap-and-Trade"[1] demonstrates the underlying intent of the Proposal. For example, the article states:

- "There's no debating a cap-and-trade system would harm the economy. The only question is how costly it would be."
- "If you worry about what Congress could do in its health care legislation, you should be terrified by the Waxman-Markey cap-and-trade bill, which could cost millions of Americans their health insurance."
- "Nearly 15 million Americans are now looking for work, bringing the official unemployment rate to 9.7% – the highest in 26 years. If the Senate passes Waxman-Markey, that rate will go much higher."

Furthermore, numerous statements made by the Proponent's colleague at the NCPPR, Dr. Tom Borelli, at the Company's 2010 Annual Meeting of Shareowners ("2010 Annual Meeting") focus almost exclusively on the Company's position on cap-and-trade legislation. *See* Exhibit B.

- "For years [CEO Jeff Immelt has] been a big advocate of cap and trade legislation. For the audience, cap and trade by nature, the whole idea is to make current energy prices – that is, fossil fuels – more expensive so we all use less. That's the whole idea."
- "[The Company] has been a big backer of the Waxman Markey bill and, in fact, you, [and] one of your colleagues sent out a political action committee letter . . . . and they touted how important Waxman Markey was to the business."
- "And even President Obama has said that with cap and trade, energy prices are going to, electricity prices are going to necessarily skyrocket. So what I

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[1] *See* http://townhall.com/columnists/DavidARidenour/2009/09/22/the_best_health_reform_may_be_to_kill_cap-and-trade.

> want to know is how much money is [the Company] going to make from cap and trade? I know there's an element where the bill mandates a certain amount of electricity being produced from renewable energy sources. So how much money, what's on the plus side for [the Company] on cap and trade?"

Thus, the Proposal's supporting statement, echoing the statements made by the Proponent and by the Proponent's colleague at the Company's 2010 Annual Meeting, makes clear that the Proposal – though facially neutral – is in fact directed at the Company's lobbying activities and participation in public policy debates with respect to a specific legislative initiative. As a result, as further discussed below, the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Involves Ordinary Business Matters Because It Attempts to Involve the Company in Public Policy Discussions Regarding Specific Legislative and Regulatory Initiatives That Address the Company's Business.

The Proposal's supporting statement makes clear that the Proponent is concerned primarily with the Company's lobbying efforts regarding cap-and-trade legislation. As stated in the 1998 Release, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." An assessment of and approach to regulatory or legislative reforms and public policies on specific legislative issues is a customary and important responsibility of management, and is not a proper subject for shareowner involvement. The Company devotes significant time and resources to monitoring its compliance with existing laws and participating in the legislative and regulatory process, including taking positions on legislative policies that are in line with the best interests of the Company. This process involves the study of a number of factors, including the likelihood that lobbying efforts will be successful and the anticipated effect of specific regulations on the Company's financial position and shareowner value. Likewise, decisions as to how and whether to lobby on behalf of particular legislative initiatives, or whether to participate otherwise in the political process by taking an active role in public policy debates on the legislative initiatives, involve complex decisions implicating the impact of proposed legislation on the Company's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by the Company. Shareowners are not positioned to make such judgments. Rather, determining appropriate legislative and policy reforms to advocate on behalf of the Company and assessing the impact of such reforms are matters more appropriately addressed by management. Here, the cap-and-trade legislative initiative relates to numerous aspects of the

Company's ordinary business operations, including its product development efforts and demand for its "green" products.

In a number of no-action letters, the Staff has concurred that a proposal is excludable where, as here, it is directed at a company's involvement in the political or legislative process on a specific issue relating to the Company's business. For example, in *International Business Machines Corp.* (avail. Jan. 21, 2002) the Staff concurred that a proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." The Staff has concurred that proposals seeking reports can have the effect of involving a company in the political or legislative process and therefore be excludable under Rule 14a-8(i)(7). For example, in *International Business Machines Corp.* (avail. Mar. 2, 2000), the Staff concurred in the omission of a proposal requesting that the company prepare a report discussing issues under review by federal regulators and legislative proposals relating to cash balance plan conversions. In concurring that the proposal was excludable, the Staff stated, "[w]e note that the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."

In *Bristol Myers Squibb Co. (AFL-CIO Reserve Fund)* (avail. Feb. 17, 2009), the Staff concurred in the exclusion of a proposal requesting a report on the company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program and on lobbying activities and expenses of any entity supported by the company during the 110th Congress. *See also Microsoft Corp.* (avail. Sept. 29, 2006) (the Staff concurred in the exclusion of a proposal calling for an evaluation of the impact on the company of expanded government regulation of the Internet). Additionally, in *General Electric Co. (National Legal and Policy Center)* (avail. Jan. 17, 2006), the Staff concluded that a proposal relating to a report on the impact of a flat tax was properly excludable under Rule 14a-8(i)(7) as relating to the Company's "ordinary business operations (i.e., evaluating the impact of a flat tax on the Company)." *See also Verizon Communications Inc.* (avail. Jan. 31, 2006) (same); *Citigroup Inc.* (avail. Jan. 26, 2006) (same); *Johnson & Johnson* (avail. Jan. 24, 2006) (same). Likewise, in *Pepsico, Inc. (United Brotherhood of Carpenters)* (avail. Mar. 7, 1991), the Staff concurred that a shareowner proposal calling for an evaluation of the impact on the company of various health care reform proposals being considered by federal policy makers could be excluded from the company's proxy materials in reliance on Rule 14a-8(i)(7). *See also Niagara Mohawk Holdings, Inc. (Amalgamated Bank of New York LongView Collective Investment Fund)* (avail. Mar. 5, 2001) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings); *Electronic Data*

Systems Corp. (avail. Mar. 24, 2000) (concurring in the exclusion of a similar proposal under Rule 14a-8(i)(7)).

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(7) if it concerns political activity relevant to a specific issue applicable to the company's business, regardless of whether the proposal seeks to involve the company in legislative and regulatory matters or seeks to limit a company's involvement in such matters. For example, in *General Electric Co. (Flowers)* (avail. Jan. 29, 1997), the Staff concurred with the exclusion of a shareowner proposal asking that the Company refrain from the use of company funds to oppose specific citizen ballot initiatives. Likewise, in *General Motors Corp.* (avail. Mar. 17, 1993), the Staff concurred that a proposal directing the company to cease all lobbying and other efforts directed at opposing legislation that would increase corporate average fuel economy standards was excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business operations. *See also Pacific Enterprises (Henson)* (avail. Feb. 12, 1996) (concurring that a proposal submitted to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was "directed at involving the company in the political or legislative process that relates to aspects of the company's operations").

Although the text of the Proposal itself is facially neutral, the supporting statement's extensive references to the Company's position on cap-and-trade legislation result in the Proposal serving as a referendum on that specific issue. In this respect, the Proposal differs from proposals relating to a company's "general political activities," which typically are not excludable under Rule 14a-8(i)(7). *See, e.g., Archer Daniels Midland Co.* (avail. Aug. 18, 2010) (proposal not excludable because it focused primarily on the company's general political activities and did not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate). Significantly, even though the Proposal is similar to those considered by the Staff in *Wal-Mart Stores, Inc.* (avail. Mar. 29, 2010), *PepsiCo, Inc.* (avail. Feb. 26, 2010) and *JP Morgan Chase & Co.* (avail. Mar. 7, 2008), the Proposal is distinguishable because the supporting statements to each of those proposals only presented an example of how the companies' alleged involvement with one legislative issue differed from the proponent's perception of their involvement on a different issue.[2] In contrast, here the supporting statement's repeated statements regarding

[2] Moreover, in *Wal-Mart Stores, Inc.* and *PepsiCo, Inc.*, the only basis the companies addressed for asserting that the proposals related to ordinary business was that the proposals asked the companies to disclose their process for prioritizing and promoting public policy issues, not that the proposals related to specific public policy issues.

the Company and cap-and-trade legislation make clear that the thrust and focus of the Proposal is a specific legislative program.

In this respect, the Proposal, when read with the supporting statement, is comparable to a series of precedent where the Staff has concurred with the exclusion of shareowner proposals regarding general charitable giving where the supporting statements indicate that the proposal, in fact, would serve as a shareowner referendum on donations to a particular charity or type of charity. For example, in *Johnson & Johnson* (avail. Feb. 12, 2007), a proposal requesting that the board of directors implement a policy listing all charitable contributions on the company's websites was excludable notwithstanding its facially neutral language. The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7), because the supporting statement and **two** of the seven "Whereas" clauses preceding the resolution centered around contributions to Planned Parenthood and organizations that support abortion and same-sex marriage. *See also Pfizer Inc. (Randall)* (avail. Feb. 12, 2007) (same); *Wells Fargo & Co.* (avail. Feb. 12, 2007) (same); *Bank of America Corp.* (avail. Jan. 24, 2003) (permitting exclusion of proposal to cease making charitable contributions because the preamble and supporting statement frequently referenced abortion and religious beliefs).

In *American Home Products Corp.* (avail. Mar. 4, 2002), a facially neutral proposal requested that the board form a committee to study the impact charitable contributions have on the business of the company and its share value. Notwithstanding the facially neutral language of the proposed resolution, the Staff concurred that because **five** of the "Whereas" clauses preceding the resolution referenced abortion and organizations that support or perform abortions, the measure was directed toward charitable contributions to a specific type of organization and could, therefore, be excluded under Rule 14a-8(i)(7). The preamble to the *American Home Products* proposal included the following statements:

- "Whereas, some charitable group are involved in controversial activities like abortion[;]"
- "Whereas, Planned Parenthood is the [*sic*]charitable organization and the single largest provider of abortions in the United States[;]" and
- "Whereas, our company or its affiliated foundation, has given money to Planned Parenthood and other charities."

In *Schering-Plough Corp.* (avail. Mar. 4, 2002), the Staff concurred in the exclusion of a proposal requesting that the company form a committee to study the impact charitable contributions have on the business of the company and its share value, where each of the **five** statements in the proposal's preamble referenced abortion and the supporting statement centered around a discussion of Planned Parenthood.[3]

As the *Johnson & Johnson*, *American Home Products Corp.*, *Schering-Plough Corp.* and other no-action letters discussed above evidence, the Staff has historically looked at all of the facts, circumstances and evidence surrounding a shareowner proposal, including preambles and supporting statements, to determine whether a proposal is actually directed towards contributions to specific types of organizations. In each of these no-action letters, shareowner proposals (including those that were otherwise facially neutral) were found to be directed toward specific kinds of organizations and therefore were excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business.

Similarly, the Proposal, although facially neutral, is directed toward the Company's involvement with a specific legislative initiative (*i.e.*, cap-and-trade legislation). As with the proposals addressed in the *American Home Products Corp.* and *Schering-Plough Corp.* no-

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[3] The foregoing precedents, as with the Proposal, are distinguishable from proposals that either employed neutral language throughout the preamble and supporting statement, or where the supporting statement contained only a brief or isolated reference to specific organizations or types of organizations as examples of organizations that might interest shareowners or be controversial. *See, e.g.*, *PepsiCo., Inc.* (avail. Mar. 2, 2009) (proposal that the company provide a report disclosing information related to the company's charitable contributions not excludable under Rule 14a-8(i)(7)); *Ford Motor Co.* (avail. Feb. 25, 2008) (proposal that the company list the recipients of corporate charitable contributions on the company's website not excludable under Rule 14a-8(i)(7)); *General Electric Co.* (avail. Jan. 11, 2008) (proposal that the company provide a semi-annual report disclosing the Company's charitable contributions and related information not excludable under Rule 14a-8(i)(7)). In *General Electric Co.*, the supporting statement contained a single reference to the specific organization at issue (the Rainbow/PUSH Coalition). Similarly, in *PepsiCo., Inc.*, the supporting statement consisted of one paragraph containing a single reference to a specific organization (Parents, Families and Friends of Lesbians and Gays). Finally, in *Ford Motor Co.*, the supporting statement did not single out a particular organization and the proponent did not express an opinion as to whether or not the company should contribute to any particular organization. Here, as with the *Johnson & Johnson*, *American Home Products Corp.*, *Schering-Plough Corp.* and other precedent cited in the text of this letter, much of the Proposal's supporting statement specifically refers to cap-and-trade legislation and the Proponent's disapproval of the Company's support for this particular legislation.

action letters, here the supporting statement accompanying the Proposal has **five** statements addressing this specific issue. In addition, statements made by the Proponent further reflect that the Proposal's true intention is to put forward a referendum on a specific legislative issue applicable to the Company – cap-and-trade legislation. Thus, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Counsel, Corporate & Securities, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
David Ridenour

100988544_3.DOC

GIBSON DUNN

Exhibit A

RECEIVED

NOV 08 2010

B. B. DENNISTON III

*** FISMA & OMB Memorandum M-07-16 ***

November 5, 2010

Mr. Brackett B. Denniston, III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06821

Dear Mr. Denniston,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Electric Company (the "company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

I own 350 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. I intend to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership will be submitted by separate correspondence.

If you have any questions or wish to discuss the Proposal, please contact Mr. Ridenour at *** FISMA & OMB Memorandum M-07-16 *** Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. David Ridenour, *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Ridenour

Attachment: Shareholder Proposal – Lobbying Report

Lobbying Report

Resolved: The shareholders request the board of directors, at reasonable cost and excluding confidential information, report to shareholders by November 1, 2011 on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities.

The report may:

1. Describe the process by which the company identifies, evaluates and prioritizes public policy issues of interest to the company;
2. Describe the process by which the company enters into alliances, associations, coalitions and trade associations for the purpose of affecting public policy;
3. Describe the process by which the company evaluates the reputational impact of its public policy advocacy positions;
4. Identity and describe public policy issues of interest to the company;
5. Prioritize the issues by importance to creating shareholder value.

Supporting Statement

As General Electric's primary responsibility is to create shareholder value, the company should ensure its legislative and regulatory public policy advocacy activities advance the company's long-term interests and shareholder value in a transparent and lawful manner.

The company's current disclosure about its public policy interests and advocacy is inadequate, especially given the significant amount of shareholder money GE spends on lobbying activities. OpenSecrets.org reported November 5, 2010 that GE had reported paying $32,050,000 in lobbying expenditures in 2010.

Greater transparency surrounding the company's lobbying activities is in the best interest of the company and shareholders. Absent a system of accountability, company assets could be used in support of policy objectives that are not in the company's long-term interest.

CEO Jeff Immelt is closely associated with President Obama and his policy agenda. Mr. Immelt serves on the President's Economic Recovery Advisory Board and GE has supported some of the President's policy agenda, including cap-and-trade legislation and the $787 billion stimulus plan.

Mr. Immelt has engaged in a high-profile lobbying effort to promote global warming-related cap-and-trade legislation by testifying in Congress, by participating in the United States Climate Action Partnership and conducting media interviews.

GE also lobbied for Congressional funding of the company's F136 engine for the Defense Department's joint strike fighter jet.

GE benefited from the economic stimulus plan as a recipient of at least $49 million in grant contracts. The company's support of cap-and-trade is partially responsible for passage of the Waxman-Markey climate change legislation in the House of Representatives.

GE's close association with President Obama may prove detrimental to the long-term interests of shareholders. The Company's involvement in lobbying for and then receiving taxpayer money from the stimulus plan has drawn criticism from conservative media and activists.

Cap-and-trade legislation is controversial and its unpopularity influenced the outcome of Congressional races in 2010.

GE's position on cap-and-trade, Congressional earmarks, and the controversial stimulus package may put the Company on a collision course with "Tea Party" activists – a significant political and social movement opposed to the growth of government that is well-regarded by many Members of Congress.

Disclosure of the company's process for determining its lobbying priorities will provide the transparency shareholders need to evaluate these public policy activities.



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 12, 2010

VIA OVERNIGHT MAIL
David Ridenour

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Ridenour:

I am writing on behalf of General Electric Company (the "Company"), which received on November 8, 2010, your shareowner proposal entitled "Lobbying Report" for consideration at the Company's 2011 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

In addition, Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. To remedy this defect, you must revise the Proposal and/or supporting statement so that it does not exceed 500 words.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Lori Zyskowski

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

*** FISMA & OMB Memorandum M-07-16 ***

November 24, 2010

Mr. Brackett B. Denniston, III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06821

By Facsimile: 203-373-3079

Dear Mr. Denniston,

In response to your letter of November 12, 2010, received by me November 13, 2010, please find attached a letter from Ameritrade verifying that I now hold and have for the requisite period held sufficient shares of General Electric Company stock to permit me to propose a shareholder resolution in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934.

I submitted such a proposal on November 5 and you have said you received it on November 8.

My understanding is that Ameritrade sent you the attached letter directly on November 12 and as such, the attached copy is a duplicate. I am sending it now to make certain you receive it successfully.

If you have any questions I can be reached at the address above or directly by telephone at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Ridenour

Attachment: Letter to Mr. Brackett B. Denniston, III dated 11/12/10 from Ameritrade


AMERITRADE

1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

November 12, 2010

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston,

This letter is to certify that TD Ameritrade holds 350 shares of General Elecric Company (the "Company") common stock beneficially for David A. Ridenour, the proponent of a shareholder proposal submitted to the Company and submitted in accordance with Rule14(a)-8 of the Securities and Exchange Act of 1934. Two hundred eighty (280) shares were purchase on 03/01/2001 and seventy (70) shares were purchased on 04/04/2002 and TD Ameritrade continues to hold said stock.

Sincerely,



Jack Rynes
Research & Resolution
TD Ameritrade

Exhibit B

Jeff: We go to the next step, the independent inspectors of election for this year's meeting are representatives of IVS Associates. The inspectors have taken the oath of office required by law and have been at work since the proxies started coming in. If you've already voted by proxy there's no need to change your vote by ballot today unless you would like to change your vote. And I'll ask the ushers to pass out ballots for anyone who's not voted or wishes to change their vote. So please raise your hand if you'd like a ballot at this time.

So let's turn to the election of directors. Let's make sure we get the people ballots. Directors, to the presentation of proposals in the proxy statement: If you're a shareowner and wish to speak after a proposal's been presented, just go to one of the two aisle microphones. I'll call on you there. Please give your name when you're recognized and we'd like to just keep going on the matter.

So the first matter is the election of directors. I place before the meeting to serve as directors for the company for the coming year, 16 individuals whose names and biographies appear on pages seven through 12 of the proxy statement; namely directors Beattie, Cash, Castell, Fudge, Hockfield, Immelt, Jung, Lafley, Lane, Larsen, Lazarus, Mulva, Nunn, Penske, Swieringa, Warner. Each of these nominees has received the overwhelming majority of the more than 8.2 billion shares voted by proxy. Is there any discussion of these nominees? Yes, sir.

Bill Freeda: Good morning, Mr. Chairman. My name is Bill Freeda. I'm here this morning to tell you that I voted against all the members of the board of directors that are members of the Compensation Committee. I will continue to do so until the time that I believe that this committee is acting in the best interest of the shareowners and not the senior executives of the General Electric Company. In addition, I abstained when it came to you, Jeff. However, I would like to congratulate you — for the very first time you have managed to find a way to disqualify my shareowner proposal. Unfortunately for all of us here, your strategy was to drive the share of the price of our company stock so low that I did not possess the required dollar amount to submit a proposal. In the past when I have spoken at our shareowners meeting, it has been on behalf of GE retirees. Today I will leave that task to my colleagues. This morning I want to speak of something of a more personal nature.

Jeff, I worked at NBC for 42½ years, working most of those years as a film editor and then as a videotape editor for NBC News. I have been retired from NBC for more than 10 years. For all of those 52½ years I have been, forgive me, proud as a peacock. Today I stand before you embarrassed at what NBC has become — a punch line for comedians, including the ones that work or worked for NBC. In the five years before GE bought NBC along with RCA, NBC was led by Grant Tinker, who was the chairman and CEO. When Mr. Tinker took over in 1981, he sent a letter to all NBC employees. He told us he was going to lead NBC back to being the number one network. At the same time he told us he was going to make it fun to come to work. And he kept both of those promises. Well, Mr. Chairman, NBC is not the number one network anymore. And believe me, by all accounts of the people I know who are still working for NBC, it is not fun to come to work. What makes this situation untenable is that the executives responsible for NBC's dramatic decline still lead NBC. When Bob Wright became the head of NBC I had great concern that an executive with no broadcast experience was going to replace Grant Tinker. After a somewhat rocky start, Mr. Wright became a first class broadcast executive. What is perplexing to me is that the current president of NBC, Jeff Zucker, is an experienced broadcaster. Jeff, for the executive producer of the *Today Show*, the most successful morning show in television history — I actually worked for Jeff for a while and found him to be a very talented producer. He was very demanding of his production and technical staff. I believe that Jeff Zucker, the executive producer, would never tolerate the ineptitude of Jeff Zucker, the broadcast executive. Yet Mr. Zucker received an extension of his current contract, even though he has been a colossal failure in his current position.

Today I am disappointed, dismayed, and yes, angry at what has befallen the peacock network, a company I still and always will feel very deeply about.

I would now like to take a moment to discuss the pending agreement for Comcast to buy NBC. I won't take the time to list all the reasons I oppose the deal. That I will save for another day and another venue. Instead I would like to concentrate on how this deal will impact GE shareowners. You may remember, Mr. Chairman, that I spoke and complained bitterly about the fact that GE shareowners were completely shut out when GE spun off part of GE Capital and the company known as Genworth was created. If you remember, Jeff, I wanted to know where *our* — the shareowners' share of the multibillion-dollar deal — was. This time, Mr. Chairman, I think you should give serious consideration to including your shareowners instead of ignoring them. I want to remind you that the long term shareowners, employees, and retirees have taken a pounding with the company stock. In 1999, after the last stock split, GE was $60 a share. Now, in 2010, mostly under your stewardship, our company's stock price has been reduced by about two-thirds. The shareowners deserve our share of this upcoming sale.

In conclusion, I would like to address something that has bothered me since GE bought RCA in 1986. Shortly after the purchase, GE changed the name of the RCA building to the GE building, an act of what I considered unmitigated arrogance.

Jeff, General Sarnoff was the first great leader of RCA and was a pioneer in the television industry and the development of color television. I believe that changing the RCA building's name was a sign of disrespect to David Sarnoff and everything he accomplished. As we await yet another corporation to take over NBC, should we expect the GE building will soon become the Comcast building? Mr. Chairman, before the deal with Comcast is completed, change the name of that historic site back to the RCA building and make it a provision of your agreement with Comcast that it will not be changed again. In addition, I would ask GE to contact the appropriate governmental agencies to insure the RCA building is declared a landmark so that we will never have to be faced with this situation again, no matter who owns NBC.

Thank you.

Jeff: Thank you, Mr. Freeda. Microphone number one, yes, sir.

David Ridenour: Yes, good morning. Mr. Immelt, I have real concerns that under your leadership that GE now has the perception that it has bought into one particular ideology. Case in point, and I'll go back to NBC for a moment here. We have MSNBC hosts saying, calling the Tea Party movement the Tea Klux Klan. We have on MSNBC, them accusing the Republican party of trying to reimpose Jim Crow laws. Now I'm sure a lot of folks around here, members here right now sympathize with the Tea Party movement. Many of them are Republican. But aside from that, it doesn't matter what your ideology is. The point is is that there should not be a public perception that this company stands for one party, one ideology over the other.

Now let's take a look at MSNBC for a moment again. It has about 785,000 regular viewers. By contrast, Fox News network has 1.9 million. Take a look at Fox's model. Their model is focusing on the majority of Americans. Gallup indicates that 40% of Americans are self identified conservative, about 35% are self identified as moderate, and only about 20% liberal.

I'd like to find out from you what the thinking is behind this and what you plan to do to change the perception that this company is very close to one ideology over the other because, after all, Republicans, conservatives, people who are moderate, are all customers of GE. They should all feel welcome to buy its products and shouldn't be angered by what management is doing. Thank you.

Jeff: Thank you, Sir. Dr. Borelli on microphone number two.

Dr. Borelli: Good morning, Jeff, team, and GE shareholders. My question, before we do full nomination of the board election, is about cap and trade. For years you've been a big advocate of cap and trade legislation. For the audience, cap and trade by nature, the whole idea is to make current energy prices — that is, fossil fuels — more expensive so we all use less. That's the whole idea. GE has been a big backer of the Waxman Markey bill and, in fact, you, one of your colleagues sent out a political action committee letter that's a fundraising letter for GE PAC and they touted how important Waxman Markey was to the business. I have a little quick two-part question. And even President Obama has said that with cap and trade, energy prices are going to, electricity prices are going to necessarily skyrocket. So what I want to know is how much money is GE going to make from cap and trade? I know there's an element where the bill mandates a certain amount of electricity being produced from renewable energy sources. So how much money, what's on the plus side for GE on cap and trade? And then I have a quick follow-up on political risk.

Jeff: So, I don't know, Dr. Borelli. You know, in other words, we invest for the long term in the energy business. We believe that energy conservation and technology's critically important. We think the U.S. runs the risk of falling behind if we don't have an energy policy. And that's what we've advocated for. But, you know, to be honest with you, Dr. Borelli, if we don't do cap and trade, we're fine with that as well.

Dr. Borelli: That's kind of frightening, you don't know. You're lobbying for something and you don't know what the plus side is. I mean, come on, we know better than that. I mean, that's a joke. So that was a non answer. Let me get to the other one, which relates to some of the other issues. And this is about political risk. As the other colleague mentioned, that you're highly identified with the Obama administration. You're on President Obama's economic advisory board. You even defended his right to speak at Notre Dame in a commencement, so you're almost like Siamese twins. The problem here is with . . . [SPATTERED APPLAUSE] . . . with the Tea Party movement and, in fact, the Tea Party movement just came out with a contract for America. It's a 10 part principle. I know you've had to have seen it. Number two is 'stop cap and trade.' And number eight is 'let's develop all energy all the time.' So right now you're running a big political risk because you're running against the eye of a vast majority of Americans who are for a smaller, leaner government and how this is going to translate negatively to your earnings. And I can tell you, I speak at Tea Party events and my passion is talking about the special interest partnership between big government and big business. Anytime I mention General Electric, there is an audible 'ooooh.' So I think this is a real political risk and I would like to get a commitment from you that you're going to look into the political risk of being on one side of the aisle, because if the House flips and everything flips you're going to get cap and trade and you could actually be punished. So I'd like you to really fully describe the political risk of the perception that you're so closely associated with the progressives. And I thank you.

Jeff: Okay, Dr. Borelli, thank you very much.

Dr. Borelli: Are you going to answer the question.

Jeff: Which one? I'm sorry, sir.

Dr. Borelli: You see, this is really interesting, shareholders, right? We just went through the risk of being politically aligned with the progressives and I ask will you commit to do an analysis of what the political risk is for you being so associated with MSNBC and Obama's economic panel and cap and trade. Are you going to look into risk for shareholders, that political risk?

Jeff: Again, we compete for the long term. We run the company for the long term. And we plan to be competitive no matter what happens politically in the United States.

Dr. Borelli: So you don't see any political risk?

Jeff: Again, sir, we run the company for the long term.

Dr. Borelli: But do you see a political risk?

Jeff: Sir, number one . . .

Dr. Borelli: Another non answer . . .

Jeff: Microphone number one, please.

[APPLAUSE]

Darrel Martin: Good morning, Jeff. May I call you Jeff?

Jeff: Yes.

Darrel Martin: My name is Darrel Martin and I am here from right here in hometown. I welcome your board of directors and especially Mr. Roger Penske. I think he is a race car fan. I am an NHRA fan, fast cars. Anyway, my questions. I'm owner of several thousand shares of this corporation. July 2009, you cut the dividends from thirty-one cents a share to ten cents a share. Now I assume that is on your part and your illustrious board of directors. I'm not a stockbroker. Why could you not have reduced the number from 31 to 10 cents to at least one half, or 15 cents a share? I own stock in other companies too and when I get that proxy vote, and one of the main questions that the companies always want you to vote no for is executive compensation. Ah-ha! Sad situation for me right now. At last, when's our dividend per share going back up where it belongs?

[APPLAUSE]

Jeff: So, you know, sir, I think cutting the dividend is the toughest decision that I've ever had to make. We did it during the financial crisis to make sure we kept the company safe and secure. I know how important the dividend is. Earnings growth is reappearing for GE. Your dividend is going to go up again soon.

Darrel Martin: How soon?

Jeff: Soon.

Darrel Martin: Hey, is it going to be 11 or 12?

Jeff: It'll be at least 11. Yes, sir, microphone number two. You know, we are still just voting on directors so there's plenty of room for more questions later in, later in the show. But yes sir.

John Henry: Yeah, my name's John Henry. I think you fellas are doing a real good job. Most of us here are concerned about the dividends and I got a letter in the mail and it said something about you people will get your dividends back maybe between five and eight percent. But you people are going to have to get the stock up to $25 a share. It's not our responsibility to get it up to $25 a share; it's yours. So maybe you could buy back some of the shares. I mean, we're talking about 10.8 billion shares outstanding and it has to be such a terrific demand to get that up just one point. So if you bought the shares back maybe you would have a better chance of growth.

Jeff: So we like the $25 price and stock buybacks but clearly . . .

John Henry: Well, yeah, but we, we as shareholders, we can't do that.

Jeff: We clearly look at stock buybacks every day and the good news is we have a lot of cash available to look at a lot of different opportunities.

John Henry: Yeah, and you'll have more when you get your money from the sales.

Jeff: Great. Thank you, sir. Are you okay, sir?

John Henry: Yah.

Jeff: Okay, thank you.

John Henry: I'm okay but I don't want you to compare what they did in 1938 to what you're doing now because they only cut the dividends by, uh, what was it, 50%?

Jeff: Okay. Yes, sir.

John Henry: And you cut it 68%.

Jeff: Okay.

John Henry: And they were paying 91 cents a share. We're getting 10. So a dividend's very important.

Jeff: No, I agree.

John Henry: Thank you.

Jeff: Yes, sir. Yes, sir, on microphone number one.

Dr. Don Doty: Chairman Immelt, thank you for your patience and graciousness this morning. Dr. Don Doty, Northwest University School of Business. I'm under no illusion as to the complexity of running this company and the election of the board of directors and I just want to applaud you through this crisis and your selection of the board of directors and continuing nomination. I support it greatly. I'm here from Seattle because I own GE and I've sort of used your examples, I've watched your videos in my classes for years. And this is a notice of a gift from me that my students gave me of GE stock. I just applaud you coming through this crisis, Chairman Immelt and the board. Thank you.

Jeff: Thank you, sir. Yes, ma'am, on microphone number two.

Deneen Borelli: Hi, good morning. Deneen Borelli with Project 21. Hi.

Jeff: Hi.

Deneen Borelli: Deere and Caterpillar had to write off the expenses to, off their earnings for ObamaCare. So I was wondering if you could tell me how much GE would have to write off against their expenses for ObamaCare.

Jeff: So, Keith, do you want to go through just the . . .

Keith Sherin: Sure, I . . .

Jeff: I think the Medicare Part D is what you're referring to.

Deneen Borelli: Well, whatever it is you had to write off. I don't want to limit it to . . .

Jeff: Okay.

Keith Sherin: We had a small charge in the first quarter, about $15 million associated with the Medicare Part D change. And we will have higher costs in the future because we've transitioned our provider of retiree drug care to a third party provider who does get a subsidy from the government but now that's going to be offset a little bit by not being able to have the tax benefits that were previously in place. So we did have a small charge of $15 million in the first quarter and that was the impact from Medicare Part D on GE.

Deneen Borelli: And has that been publicly disclosed besides what you just told the shareholders today?

Keith Sherin: Well, we said we had a small impact. I gave you the $15 million number just to make sure it's very clear.

Deneen Borelli: The reason I ask is because SEC regulation, you're supposed to disclose it to the public and shareholders. So has that been done already or is this the first time we're hearing about it?

Keith Sherin: We disclosed that we had a small charge in the first quarter, that it was immaterial and now I've given you the exact number.

Deneen Borelli: And then going forward, any idea of what that coverage would be?

Keith Sherin: Well, what we've said is, in the annual report, if you look in the back of the annual report, on page 90, we talk about the changes in Medicare Part D and we show that starting in 2011 we're no longer eligible for the subsidy. It's about $80 million a year. And that's in the annual report and it was published this year, yes.

Deneen Borelli: Okay, I'll check that out. Thank you.

Jeff: Thank you very much.

Keith Sherin: Thank you.

Jeff: Next on the agenda is the proposal to ratify the selection of KPMG as independent auditors for 2010, which I place before this meeting. We have with us today Tim Flynn, chief executive; Frank Casal, the partner responsible for the GE audit. Your board of directors recommends ratification of KPMG. Any discussion on the auditors?

Okay, Shareowner Proposal #1 was submitted by Evelyn Y. Davis ***FISMA & OMB Memorandum M-07-16*** and asked the board to provide for cumulative voting in the election of directors. Mrs. Davis couldn't be here today so I place before a proposal as set out in a proxy statement before the meeting.

Shareowner Proposal #2 relating to special shareowner meetings was submitted by William Steiner, and I understand that Miss Helen Quirini or Mr. Kevin Maher present the proposal on behalf of Mr. Steiner. Kevin, good morning.

Kevin Maher: Good morning, Jeff. And good morning shareowners. My name is Kevin Maher. I'm FISMA & OMB Memorandum M-07-16 *** I'm a GE retiree. And just as Jeff had all the board of directors stand up to be recognized, I would ask that anyone that either works at GE or is a retiree stand up and be recognized by everyone here. Everyone that's a retiree, please stand up.

[APPLAUSE]

Kevin Maher: Because you folks are the people that made this company the country, the company that it is today. I'll read the resolve and . . . Resolve, shareowners ask our board to take the steps necessary to amend our bylaws in each appropriate governing document to give holders of 10% of our outstanding common stock or the lowest percentage allowed by law above 10%, the power to call special shareowner meetings. This includes that such bylaws and/or charter text will not have any exception or exclusion, conditions to the fullest extent permitted by state law that apply only to shareowners but not to management or the board. Basically — and you could read the rest of this proposal yourself — basically changes the ability to call a special meeting from 20% to 10%. Is that an accurate portrayal?

Jeff: Of the proposal?

Kevin Maher: Yeah.

Jeff: Yeah, I believe so, yes, sir.

Kevin Maher: And, you know, looking at the 10% amount, there's 10 billion, 800 million shares so, really, 10% of the shares, who knows, maybe we could have had some special meetings called and maybe have some retiree issues addressed if we were able to get 10% of the board, which would be of the shareowners to consent to it. But of course, that's a huge, huge unrealistic really number. So 20% is governed, so that's why this is in front of you and we move that we need this improvement. Thank you.

Jeff:	Thank you, Kevin.
	Shareowner Proposal #3 relating to an independent board chairman was submitted by Ms Helen Quirini of *** FISMA & OMB Memorandum M-07-16 *** I know Helen is here today to present the proposal.
Helen Quirini:	Good afternoon.
Jeff:	Hi, Helen.
Helen:	I'm a proud shareowner but I'm equally proud to be co-chairman of a group called Justice for the Retirees. And Kevin is my co-chairman. Our purpose in life is to make life better for the retirees. I am here again about this proposal and I will continue to bring it up as long as there is breath in my body because I think this is the eighth or the sixth time that I have brought it up and each time I get a little bit more votes. So I've got a lot more explaining to do to the people.
	I am here again proposing that the company, the following; that the company amend their bylaws to require that an independent director who has not served as CEO of the company serve as the chairman of the board of directors. The primary purpose of the board of directors is to protect shareholders' interest by providing independent oversight of management, including the CEO. I believe that a separation of the roles of chairman and CEO will promote greater management accountability to shareholders of our company. [OFF-SCRIPT: That's all I'm thinking about, you know, the shareholders.] Corporate governance experts have questioned how one person serving as both chairman and CEO can effectively monitor and evaluate his own performance. Consolidating the two roles under one person sometimes leads to the imperial CEO. When you aggregate all the power in one person, they can become difficult to check. An independent chairman will strengthen the board's integrity and improve the oversight of management. An independent chairman is particularly important to our company as there is a lack, a profound lack of independence of many individual directors. Now this

leads me to inquire about Jack Welch's monthly pension of $800,000. You hear me? Monthly pension of $800,000. While a lot of the retirees are living in poverty. Are the shareholders fully aware of this? The first time I heard this I couldn't believe it and I said to people, "You must have the figures wrong." They're not wrong. This is a fact.

Are the shareholders fully aware also of the sweetheart deal that the board made to Jack Welch when he retired? And the board was reprimanded later on for this, for not revealing this to the shareholders at the time. If you remember, if it wasn't for his divorce we would never hear about this.

When a person asks the chairman — well, I should say chairperson, but never have we had the chance to have anything but a male in this position, which may need some consideration too, and CEO — a vital separation of powers is eliminated and we the shareholders are deprived of a critical protection of conflict of interest. Separating of the, separation of the roles of chairman and CEO makes the board more powerful, and functional, and the CE more accountable. These rules are also require different skills. The CEO is an employee whose job is to implement the plans of the board and should not have a dual role. If the CEO and the chairman were separate, might the disastrous quarter that lost billions of dollars of shareowners' value have been avoided?

Primary concern to both myself and my fellow pensioners and also to shareholders is whether the value of our pension trust has been affected by the price of GE stock. Would GE be in a better position to give retirees more money if the stock price performed better? I believe that it's wrong that GE has not contributed anything in the pension to us since 1987, leaving the burden of funding the pension trust entirely to GE employees.

Thomas Jefferson recognized the — boy, I pulling from our big shots now, [UNCLEAR] — has recognized the importance of checks and balances at the foundation of our government which doesn't always work perfectly but we believe in the wisdom of our founders and believe that GE would be a stronger and more profitable company by following the founders' wisdom in implementing my proposal.

I want to say this. My proposal is not meant to impugn the decisions of our current CEO and chairman, Jeff Immelt. It is strictly a call for an organizational movement that I believe is necessary.

Jeff: Great, Helen.

Helen Quirini: Thank you.

Jeff: Thank you. Thank you very much. Shareowner Proposal #4 relating to pay disparity was submitted by Sister Farry. I believe that Sister Roeger is here today to present the proposal on behalf of Sister Farry. Sister.

Sister Roeger: That's right. Good morning. I am here representing the Sisters of Charity of the Blessed Virgin Mary, one of the several religious institutional investors, members of the Interfaith Center for Corporate Responsibility, and who have filed a resolution on healthcare benefits and pay disparity. Religious communities are concerned about the income from our investments in order to support our ministries as well as our caring for our aging members. Of greater concern, however, is how our investments are being used to promote the common good and a hope that they are not being used to bring harm to others. Mr. Immelt, on December the 9th, 2009, you spoke at the United States military academy West Point. At that time you said, "The richest people made the most mistakes with least accountability. In too many situations leaders divided instead of bringing us together. As a result, the bottom 25% of the American population is poorer than they were 25 years ago. That is wrong." We concur and commend you for that assertion. And we also understand that you recently declined a bonus for the second straight year, and you are to be commended for that as well. The proposed resolution requests a study of whether wage gaps inside GE have been growing, including the gaps in healthcare benefits. We ask for dis-


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closure that would verify whether or not GE is working to bring an end to the growing gap between the bottom 25% of the American population and the more affluent members of our nation. In the name of the co-filers, I move this resolution.

Jeff: Thank you. Thank you, sister.

Sister Roeger: But I would also like to read a letter that Sister Gwen received from a retiree.

"Dear Sister. I voted for your proposal because for the first time I looked over the compensation received by the executive officers of the company. I couldn't even fathom the amount of wealth they're accumulating for taking the company into the pits for the past 10 years. My name is Ed Baigan and I worked for General Electric for 30 years as a welder and weld foreman, retiring in 1995 with a pension of $888 a month. I managed to accumulate 2400 shares of common stock because in the early years I was allowed to contribute 3% of my pay to stock. As a foreman my initial salary was $11,000 a year. Just before Mr. Immelt became CEO my portfolio was worth $130,000 and dividends averaged 36 cents a share. So with my pension, Social Security, dividends, and my wife's small pension we were living comfortably because our wants are not exceedingly great. Well, here we are, in 2010. I'm 15 years older, dividends are down to 10 cents a share, and my pension is still $888 a month because we never received a cost of living adjustment. And my portfolio is down to $42,000. I find it hard to understand how these people can enjoy raises and stock options, payouts amounting to the millions of dollars in these tough times. I guess I am also upset with the government since they vetoed increases in Social Security and voted themselves pay increases. It seems the little guy is taking it on the chin for their mishandling of the total economy. I'm hoping, if you attend the annual meeting, you will read this letter aloud because my meager shares will carry no voice and I'm sure that there are many other retirees in the same situation as myself. I would like to add that out of the $888 a month, they take supplemental insurance payments for me and my wife and that leaves us just a little over $600 a month. Thank you for listening."


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Jeff: Thank you, Sister.

[APPLAUSE]

Jeff: Shareowner Proposal #5 related to board committees was submitted by Gerald Armstrong of *** FISMA & OMB Memorandum M-07-16 *** I understand that Helen or Kevin will present this proposal on behalf of Mr. Armstrong.

Kevin Maher: Thank you, Mr. Chairman. Kevin Maher FISMA & OMB Memorandum M-07-16 39 years at GE, and I just want to say a couple of things. You can go over the proposal. Basically, this proposal says that if they have a, any of the board of directors has a 20% vote against them, then they will not be on certain committees. Is that a fair analysis of the proposal? So I would move the proposal, however I want to say that, especially speaking after the Sister, and especially speaking after 90 year young Helen Quirini who had 39 years service at the General Electric Company, that the Sister is right and we get faced with that every day. And I know that the dividends — and you've said that, Jeff, it's been the toughest decision that you've ever made and I've read your speeches both from the University of Detroit, was it, Michigan, and West Point, and some of the things that you're saying are very interesting to me and sort of different words that we've heard over the years and things that we've been saying for many, many years — that we need to build our economy on a solid base of building things. And you've said you're an American and you want to build things and you seem to be putting your money where your mouth is with Louisville and the hot water heaters instant and so I would say you need to continue doing that. But you also need to hear, just as the Sister said, I'm seeing retirees that are actually going into subsidized housing by the government because they don't have enough resources. They worked all their life at GE and it's being gobbled up. And we have a meeting coming up in Schenectady — I've told John Lynch — on July 14th and if there's any way possible for you to attend and listen to the concerns of your retirees, please do so. And thanks for coming to Lynn and I move to resolve on number five.

Jeff: Great. Thanks, Kevin. Shareowner Proposal #6 relating to an advisory vote on executive compensation was submitted by Gwendolen Noyes *** FISMA & OMB Memorandum M-07-16 *** I believe that Mr. Joseph Gonzalez is here today to present the proposal on behalf of Ms. Noyes.

Joseph Gonzalez: Yes, good morning.

Jeff: Mr. Gonzalez.

Joseph Gonzalez: Thank you. Good morning, Mr. Immelt. My name is Joseph Gonzalez. I'm a resident *** FISMA & OMB Memorandum M-07-16 *** and I'm here on the proxy of Gwendolen Noyes who is a client of Walden Asset Management, an investment manager, which is an active leader of the executive compensation issue. And Ms. Noyes is an owner of General Electric shares and sponsors this resolution and I want to welcome all of you to Houston and I hope you're having a good time here. I work for Christus Health, which is a Catholic healthcare organization based here in Texas. We are in Texas, New Mexico, Louisiana, and now in Mexico and we really appreciate the award that you gave to the healthcare clinic yesterday morning. That was one of our facilities and now has gone on to bigger and better things and we know the award they're going to get is going to go far to helping the underserved.

I want to start out by commending General Electric for its forward looking commitment to sustainability and to corporate responsibility, a commitment that you have blended into the DNA of General Electric's business. In addition, Mr. Immelt, we appreciate your thoughtful speech last year concerning the growing income gap in the United States and the problematic social impact of this reality. And I'm pleased to move the shareholder proposal asking our company to give shareholders a 'say on pay' in the form of an advisory vote to ratify the board compensation report. And the proposal reads as follows:

"Resolved, the shareholders of General Electric recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board's compensation committee's report and the executive compensation policies and practices set forth in the company's compensation discussion and analysis.

"As everyone in this room is well aware, the controversy around executive pay has reached a new level of intensity in the last years. Press coverage on the issue has increased significantly. A bill requiring companies to hold an advisory vote passed the House of Representatives and is now before the Senate. And as General Electric well knows, board compensation committees are carefully scrutinizing their compensation policies and practices as never before. And, of course, proxy statements feature significantly increased disclosure on executive compensation. And this year the SEC passed formal guidelines for companies taking TARP funds mandating them to implement an advisory vote. The context for our discussion today on 'say on pay' has changed dramatically. This resolution has been presented to close to 100 companies in 2009 and 70 in 2010, and was sponsored by different investors from state and city pension funds like CALPERS in California all the way to the state of Connecticut, from religious investors and foundations to trade union pension funds. Together, these investors have assets under management of over one trillion dollars. In 2009 the average vote for this resolution was 46% and over 25 companies' votes were over 50%. Last year a similar resolution received a 43% vote at General Electric, a very strong showing indicating desire for this reform. We believe the resolution we are voting on today is a fair and reasonable reform to address the controversy in surrounding executive pay. It would institutionalize a formal annual method of communication for investors to give boards feedback on compensation reports and it would compliment other forms of communication with investors. The board's response in the proxy explains that General Electric already has expanded its communication with investors on compensation. And we commend you for your openness with investors but all the power on compensation rests with the board, which is free to ignore input from investors.

"We seek some checks and balances where investors have an actual vote, which is a much stronger message than simply sending a letter to the board. Certainly you would not argue that investors should simply have the right to communicate with you about concerns we have about the auditors and not have the right to vote to ratify them. Both/and is the right combination. The shareholders vote we are proposing would not seek to micromanage or override our board compensation's decisions, but would simply allow shareholders to weigh in on issues as to whether the executive compensation package presented is reasonable or adequately linked to performance.

"In fact, from all the proxy cribbles [sic] with the way the words and the resolve clause are phrased, management knows full well that resolution sponsors like Ms. Noyes would have been glad to withdraw the resolution if General Electric had embraced the concept of an annual advisory vote and proposed a form of language they preferred better.

"This resolution is not a criticism of General Electric's compensation committee work or of our CEO's pay package. But we believe the current system of paying CEOs and top management in the U.S. is in serious need of reform. We are all aware of the growing public outrage about executive pay by average citizens. We believe good governments usually enhance the shareholder value by creating accountability to your owners. The vote today will demonstrate that investors are not afraid of having advisory vote but actually welcome it. Companies are starting to get the message. Now over 65 companies have voluntarily agreed to implement 'say on pay,' building the comfort level with this issue. We urge General Electric's board not to be afraid to listen to your shareholders. You can show your commitment to shareholder accountability by implementing this advisory vote reform. We urge shareholders to vote for this proposal."

And thank you.

Jeff: Great. Thanks, Mr. Gonzalez.

[APPLAUSE]

Jeff: Agenda item number four. Kevin, let me, I'll get you in the general discussion, is that okay?

Kevin Maher: It's on this question.

Jeff: Okay, great. Go ahead, Kevin, I'm sorry.

Kevin Maher: Yeah, it's on this question, that's why it's germane. And it's just simply this. I would include on that — and you've used this word many, many, many, many times — transparency, and I'd like to see included in that the transparency of our principle pension planner, a supplementary pension plan, and our excess pension plan for executives, which would include the transparency by breaking down the pension plan on the principle plan by 10% increments. And you could protect the confidentiality of the individual by just using plain, pure numbers and raw numbers. How many people are in the top 10% of receiving benefits from our pension plan and what does that average, what's that average amount? Then the next 10%, the next 10%, and the next 10%. That would clearly show what's happening truly in our pension plan. Thank you.

Jeff: Okay, Kevin, thank you. So let's move on to Agenda Item #4, Balloting. Remember, we'll provide an opportunity for discussion on our other business matters in a few minutes but balloting on the items in the proxy statement comes first. If you have a ballot ready to turn in, please hold it up and I'll ask the ushers to collect it.

[PAUSE AS BALLOTS ARE BEING COLLECTED]

Jeff: Okay. So we've now reached item number five on the agenda questions and discussion on other business matters. We've already heard from a number of people today so let's give other shareowners who haven't had a chance to discuss matters which may be on their mind, give them a chance. If you wish to speak please come to one of the two floor microphones and give your name when you are recognized. So let's start with microphone number one. Yes, sir.

Dr. Borelli: Hi. I know I'm back and I want to give other people an opportunity to speak but I actually never got an answer to my question so I wonder if you would answer them at this time. The question was what was the thinking behind the way NBC-Universal operates where you are basically insulting a significant portion of the population? To me that looks like you're going to diminish profits. And number two, are you aware that there is this perception that GE is supporting one political party, one political ideology over the other and is there something that you're doing to correct this?

Jeff: You know, sir, I've answered this way in the past. You know, I've never once told the people of NBC what to say. Not once.

Dr. Borelli: Even in CNBC, there was, it's been widely reported that there was a luncheon last year.

Jeff: Not once. Not, not once. Specifically not once. And we're selling NBC so that's . . .

Dr. Borelli: Okay, but you still will own a 49% share.

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Jeff: . . . so that's behind us. Thank you, sir. Microphone number two. Yes, ma'am.

Lauren Rocheleau: Hi. My name is Lauren Rocheleau and I own over 300 shares of GE ***FISMA & OMB Memorandum M-07-16*** and I hold an undergraduate degree from Tulane and a master's degree from NYU. For the past six years I have been employed as a social worker ***FISMA & OMB Memorandum M-07-16*** but as far as GE is concerned, I do not exist as an individual but am merely an extension of my father's thoughts and views. Given GE's widely publicized and highly politically correct views on women, diversity, and free speech on MSNBC, GE's arguments to the SEC for the past three years to exclude my proposal from the proxy strike me as hypocritical. And as much as I believe GE has consistently misinterpreted the common sense meaning of Governance Principle 3A regarding the resignation protocol for a director, I wanted to have an open dialog in this forum on the matter. Our company has spent precious time and money working with outside lawyers to deny you the right to hear and vote on my position, namely that a director removed from an executive position in his or her own company for incompetence or malfeasance should not be the sole arbiter of whether he or she should resign as a GE director. I find the company's position expressed to the SEC on 12/5/2008 to be at odds with good governance. Director Ann Fudge's so-called retirement from Young & Rubicam Brands was the instigating action. But my objection and concern is more broadly based. Any similarly situated director should be required to resign. I will not argue that the concept of diversity or inclusiveness does not have a part to play in a board's composition, but it should not trump demonstrated competence and expectations of excellence. In these challenging times for our company, its stock price, and dividend we should not settle for less than the best we can get.

STATEMENT IN SPANISH: A los empleados, shareowners y clientes hispanos de GE, yo diría que la actual...y probablemente temporal...ausencia de un hispano en nuestra Tabla puede ser bien apropiada. Claudio Gonzalez se jubiló recientemente de la Tabla después de muchos años de servicio prestigioso. Pero lo que todo debe esperar...de hecho, la demanda...es que cualquier Director...hombre o mujer, republicano o demócrata, de lo que religión o herencia étnica...es una persona de la inteligencia, de la integridad, del logro,


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y de desempeño alto sostenido para asegurar la reputación de GE y para apresurar nuestro regreso a la capacidad de ganancia fuerte, una acciones crecientes valoran y un dividendo aumentado. Muchas Gracias.

Jeff: Thank you very much. Microphone number one. Yes, sir.

Edward Barr: My name is Edward Barr, a small shareholder. A question about what GE spends, say, for marketing. Every hundred dollars, how much goes to R&D? How would a stock buyback affect that? How would an increase of dividends affect that? That is, the funds available for R&D and the long term growth? Thank you.

Jeff: So, you know, we invest about, somewhere between 4% and 5% back in R&D. And I would say that, you know, that being able to increase the dividend or do buybacks is really independent of that. The company generates a lot of free cash flow, is very well positioned, and we think we can invest to grow the company and reward investors at the same time. Thank you, sir. Microphone number two, yes, sir.

Manfred Fritsche: My name is Manfred Fritsche, I'm I am not a GE retiree but I'm a U.S. Navy retiree. But I'm the owner of 3,100 shares whose values has decreased substantially since I bought my first shares in 1996. And I've come up here to speak in support of the proposal by Helen Quirini to separate the CEO and the chairman of the board position. You, as CEO, Mr. Immelt, are principally paid and well rewarded to make proper and correct decisions in behalf of the company and in behalf of the stockholders. It's seems to me the decisions that have been made since your incumbency as CEO have been the wrong decisions to a large extent, as reflected by the price of the shares. An independent board would have supervised and imposed a level of review upon you that might have changed the outcome. It seems to me an earlier speaker, the professor from Seattle, made the comment of your selection of the board. It seems to me that is the problem. When you select the board and they are afraid to challenge you because they've largely become sycophants and that has got to be changed. Thank you.

Jeff: Thank you, sir. I would just say one thing. In the decade of the '90s, the company earned cumulatively $65 billion. In the last 10 years, the last decade, the company's earned cumulatively $165 billion — two and a half times what we earned in the previous decade. So earnings and cash flow have grown substantially. Last year, in the most challenging year we've had as a company in decades, we earned as much money as we did when the stock traded at an all time high. So earnings, cash flow, growth is what the management team is focused on. We say 2010, 2010 looks better. And we are completely aligned and focused on earnings, growth, cash flow over time. Yes sir, microphone number one.

Ben Biales: Hello. I'm Ben Biales. I'm a new investor, new homeowner & OMB Memorandum and I've had some dealings with Comcast and in my experience they're one of the worst cable providers for customer service that I've ever had and I've dealt with Time Warner and Cox Communications and some other smaller ones just from college, moving around to city to city. They told me they'd be there from eight to 12 in the morning. At 11:30 at night the tech even referred to them as ComUCast. How is GE going to protect that 49% share from their management?

Jeff: Well, that's a great question. Sorry, I have to say it's been a while since I've been stumped but this is a great question so . . . You know, our venture is really around the content, not around the cable. So that is outside the joint venture and our focus is going to be on making great TV shows.

Ben Biales: So do we still, are you still going to have some control then over . . .

Jeff: Really none at all.

Ben Biales: Okay.

Jeff: Good luck with your cable man. Yes, ma'am, microphone number two.

Sandra Brown: I have just a brief question and it's about dividends and I'm aware about Warren Buffett loaning a great deal of money and he gets 10%. And so why not some of the cash to get rid of him so that stockholders can eventually start, you know, getting dividends?

Jeff: No, you know, yes, ma'am, one of our top priorities is to, is to retire that preferred dividend and to restore the GE dividend in line with growth. So these are both in our future.

Sandra Brown: But also he can buy stock at $16, so how can the stock price really go up very much if he's in there, you know, getting it at $16?

Jeff: You know, again, I think that the stock price really is going to reflect earnings growth and cash flow growth. The actual warrant price that he has is $22, $22. Yes, ma'am, thank you. Microphone number one, yes, sir.

Howard Ratliffe: Hello, Mr. Immelt, Howard Ratliffe, FISMA & OMB Memorandum M-07-16 I have a question. Ben just asked about the Comcast deal, the 49% interest. You're saying that basically we have 49% interest in the venture but we have no active accountability, no representation on the board, really no input in the operations. Is that basically the deal that we're . . .

Jeff: Sir, what we did is we took the content of NBC-Universal and the content from Comcast and those become the venture. So the cable operation is outside, is outside the venture. So we'll be focused on entertainment content.

Howard Ratliffe: So on that entertainment content deal, what, how do we control that interest? How do we get input on it? How do we manage it?

Jeff: We'll have a minority representation on the board.

Howard Ratliffe: Okay.

Jeff: Yes, sir.

Howard Ratliffe: That's what I wanted to hear. The other question I had was on are you considering in any way a special distribution. We're talking about dividends a lot. I know GE isn't in the habit of issuing a special dividend but as you grow that cash, is that something that is in the, on the table at any time or is it something that probably won't be considered?

Jeff: I think it's probably something, it's not something we've traditionally done. I think what we'd like to do is increase the normal dividend and we know how important that is to everybody here in this room. Yes, sir. Yes, microphone number two. Dennis, how are you?

Dennis Rocheleau: Fine, Jeff. Pleasure to be here. My name is Dennis Rocheleau. In the interest of full disclosure I am the father of Lauren Rocheleau and proud to be so. For three years running I have attended these meetings and used this forum to address inadequacies I see in our board's composition and performance. My effectiveness in that regard has been stymied in part because GE has vigorously fought my proxy submissions by having its outside law firm file extensive and legally creative briefs with the SEC. My latest attempt at a proposal argued that the GE board lacked sufficient dynamism. In my opinion, an intelligently aggressive culling of the crop was apparently replaced by stasis, interrupted almost exclusively by either imposition of the codified age standard or the board members' own initiative. For that is the way it is communicated to the public. Changes made to this year's proxy statement with respect to the election of directors are laudable but insufficient in my view. Disturbingly, the company has in effect asserted that a hypothetical director be elected to our board when CEO of his or her Fortune 50 firm could be ignominiously booted from that position in his own company for incompetence and then determine whether to submit his or her resignation to GE's board. Had we elected Rick Wagoner, Franklin Raines, or a Rebecca Marx types for our board a decade ago, I guess they might still be here serving us. Admittedly, that characterization is perhaps hyperbolic but consider this. Putting aside for the moment whether an industrial, technology, financial services company should have one quarter of its board comprised of consumer goods mavens, about a decade ago we elected an executive vice president of Kraft to our board, who then resigned her Kraft post and remained on our board. Later she was removed as CEO and chair of another company after only a few years employment. She is currently not an executive of even a Fortune 500 firm, but serves on several boards including ours. Although I voted for her for the Board of Overseers of Harvard University, I do not believe she should continue on our GE board. Meanwhile, Irene Rosenfeld, the current CEO and chairman of Kraft, is highly regarded, although I should note Jim Kramer demurs. Can you imagine an NBA or an NFL team passing up the opportunity to swap, even up, someone who is best to back up for a current healthy younger all pro and not do it? I cannot. And that's with the compensation being equal. Did the Minnesota Vikings stick with Tavares Jackson when Brett Favre was available? Absolutely not. Because sports is, generally, a performance based meritocracy, not a Fortune 50 corporation seeking politically correct board composition. Just why this unwillingness to address reality might happen at GE I plan to explore in future shareowner meetings. For now I hope you will consider supporting my amended proposal for increased board dynamism, which I have supported, submitted for next year. I recognize it may be a somewhat blunt instrument but a significant affirmative vote may yield mutually beneficial refinements in the proposal and lead to the ultimate passage and adoption of improved board procedures. Thank you and now I have a question.

Are directors in attendance allowed to respond to questions here regarding public comments that they have made about the board's operation? And if not . . . Or about, and the company's operation. And if not, why not?

Jeff: Well, the answer is that I respond, I really answer for the company in this, Dennis. Thank you.

Dennis Rocheleau: Thank you.

Jeff: Microphone number one.


imagination at work

Ron Flowers: Thank you, Mr. Immelt. I'm Ron Flowers, FISMA & OMB Memorandum M-07-16 36 years as an employee of General Electric, retired in 1997. Due to location of the stockholders meeting this year we don't have a busload of retirees here to . . . and to let you know exactly how bad we need a cost of living increase in the retirees' pensions, we got hit by a triple whammy. The economy hit us first. Then we got hit by the General Electric stock that went down. Then the amount of money that people put aside that they knew was coming in the dividends all of a sudden went to one-third. So the retirees are hurting. They've been hurting. We come to you every year. And I want to be proactive here. You know, we always tell you you shouldn't have done this, you shouldn't have done that, but I want you to realize that there are things on the horizon that you should not do. We deal very closely with the various unions in the plants that we came from. We have already heard from the union leaders that the General Electric Company is saying to them, "We have to share a bigger cost in the healthcare." And they're pointing at the retirees. Is the General Electric Company so bad off that they need the few hundred dollars out of the retirees to stay in business? Is GE that bad off? The comments that you've said today like you're trying to lift the standards of living around the world; ecomagination. What about the employees that built this company? You wouldn't be here if it wasn't for them. And now you're telling us, well, you're going to raise the dividend up at least a penny. That's, you know, we're jumping up and down now. But we can see it on the horizon. Is there a need to come after us with the healthcare sharing? We're paying a substantial amount of money out of our pensions right now for healthcare and we feel that GE, in their infinite wisdom, can find someplace else to get the money. We need a pension increase, we need a cost of living, and we need the healthcare where it is right now. Thank you.

Jeff: Thank you, sir. Microphone number two. Yes, sir.

Ed Naberhaus: Ed Naberhaus, FISMA & OMB Memorandum M-07-16 shareowner. First of all, I think you have a bunch of good directors. I know Mr. Mulva from Conoco, Mr. Lafferty from Proctor & Gamble. I've gone to their shareholder meetings. And what I was wondering, in order to improve a stock, has the board and yourself thought of two things?

Number one, splitting up the company. Example: Several years back Canadian Pacific split in five companies. All of them have done very well. Number two, First Mississippi Corporation did the same thing years ago. Two of the three parts did well. The second thing is why don't you do something like AT&T did and bring in a new board of, a new board chairman like Mr. Whittaker, from a big company outside the auto industry? Perhaps GE needs something like that. Perhaps those things ought to be thought about.

Jeff: Great.

Ed Naberhaus: Have they?

Jeff: You know, again, on that portfolio side we think about it all the time. I think you've seen, you know, just the move we made with NBC, the other moves we've made in the last decade. If you think about the company today it's really just infrastructure and financial service. That's really what GE is. And we're competitively advantaged in both.

Ed Naberhaus: So you've got, you could spin off the television and radio or whatever in that area, movies. You could spin off . . .

Jeff: I've already done that, sir.

Ed Naberhaus: But not to the shareholders.

Jeff: Again, NBC is already, already out.

Ed Naberhaus: Just a thought.

Jeff: Yes, sir. Yes, ma'am. Microphone number one.


imagination at work

Sharon Faison: My name's Sharon Faison and I'm FISMA & OMB Memorandum M-07-16 and I'm going to tell you, I'm going to hold your feet to the fire. You said the dividends are going to go up. I'm going home and I'm calling our stockbroker and I'm buying more stock.

Jeff: Thank you, ma'am. Thanks very much. Microphone number two. Yes, sir.

John Singleton: Yes, my name is John Singleton from FISMA & OMB Memorandum M-07-16 One of your emphasis [sic] going forward is healthcare. I would be interested in any analysis you could give us at this point, maybe premature, on what the current healthcare bill in the new program will have on your business in the future.

Jeff: You know, again, I think it's still too early to say but we think healthcare costs in this country will continue to go up and we need to position our business and our plans and our activities around that. We'll see how the reform works but we think this is one of the, one of the big challenges and one of the ways we position our business to be able to offer our customers cost, quality, and access.

John Singleton: Thank you.

Jeff: Thank you, sir. Yes, ma'am.

Deneen Borelli: Hi. A quick follow-up question on my earlier question. Did you use company resources to lobby for ObamaCare?

Jeff: You know, in terms of healthcare reform, we basically stood with the Business Roundtable as a company, which neither supported nor opposed healthcare reform.

Deneen Borelli: But did you use company resources?


imagination at work

Jeff: Again, we were in Business Roundtable and that, and so we did not use specific company resources one way or the other. But we stood with the Business Roundtable.

Deneen Borelli: Thanks.

Jeff: Yes, ma'am. Yes, sir.

Dell Clements: I am a shareholder. My name is Clements, Dell Clements. I live FISMA & OMB Memorandum M-07-16 I just want to thank General Electric for bringing your shareholder convention to Houston. It's my first time to be at one. I attend Mr. Mulva's Conoco Phillips shareholder meetings every year that they have them but I hope you'll come back again.

Jeff: Great. Well, thank you for your hospitality.

Dell Clements: And we appreciate you.

Jeff: Thank you, sir. I believe that the inspectors of election are ready to announce the outcome of the voting so thank you very much for the discussion this morning. Let's end the discussion now and go to the inspector's report. Mr. Barbera of IVS Associates will be presenting the report of inspectors. Mr. Barbera, do you have a report for us?

Mr. Barbera: Yes, Mr. Chairman. Mr. Chairman, the inspectors of election have completed an initial count of the votes cast at this meeting in person or by proxy. Proxies representing approximately 8,184,000,000 shares, or 76.7% of the total shares eligible to vote, were received. Other shares have been voted at this meeting by ballot or by proxy. On the basis of our initial count, the inspectors of election announce the following results.

- On the election of directors: Since more than 50% of the total shares voted have voted for the election of each of the 16 director nominees, all director nominees have been elected.
- The proposal relating to the ratification of KPMG: In favor, 97.6%; against, 2.4%. Since more than 50% of the total shares have voted for this proposal, this proposal has passed.
- Shareowner proposal #1 relating to cumulative voting: In favor, 24.9%; against 75.1%. Since more than 50% of the total shares voted have voted against this proposal, this proposal has not been approved.
- Shareowner proposal #2 relating to special shareowner meetings: In favor, 40.2%; against 59.8%. Since more than 50% of the total shares voted have voted against this proposal, this proposal has not been approved.
- Shareowner proposal #3 relating to independent board chairmen: In favor, 35.4%; against 64.6%. Since more than 50% of total shares voted have voted against this proposal, this proposal has not been approved.
- Shareowner proposal #4 relating to pay disparity: In favor, 9.8%; against 90.2%. Since more than 50% of the total shares voted have voted against this proposal, this proposal has not been approved.
- Shareowner proposal #5 relating to key board committees: In favor, 5.6%; against 94.4%. Since more than 50% of the total shares voted have voted against this proposal, this proposal has not been approved.
- Shareowner proposal #6 relating to advisory vote on executive compensation: In favor, 42.3%; against, 57.7%. Since more than 50% of the total shares voted have voted against this proposal, this proposal has not been approved.


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Mr. Chairman, this initial tally is subject to verification and a final tabulation may reflect small changes in the vote I have announced. The final tabulation will be set forth in a formal report of the inspectors of election to the secretary of the company, which will be made after the count has been verified. This concludes our report.

Jeff: Thank you, Mr. Barbera. And now on behalf of your board of directors I want to say thanks for your interest in GE, for attending this meeting, and for the good discussion we had this morning. I want to thank the great people of Houston for your hospitality and great weather. And the 2010 annual meeting of the General Electric Company is now adjourned. Thank you very much.

END OF Q&A PORTION AND INSPECTOR'S REPORT OF ANNUAL SHAREOWNERS MEETING